





29th June 2005
BP/AD-M1/ 208



The Stock Exchange
Corporate Relationship Dept.
1st floor, New Trading Wing
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, please be informed that the Board of Directors of the Company will meet on 26th July 2005 to *inter alia* consider and take on record the unaudited financial results (provisional) for the quarter ended 30th June 2005.

A press release to this effect will also be given simultaneously in the newspapers.

Yours faithfully,
**For The Tata Power Co. Ltd.**

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.




THOMSON
FINANCIAL